METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
METROPOLITAN CAPITAL INVESTMENT BANC, INC.'S EXEMPTION REPORT
December 31, 2016

Metropolitan Capital Investment Banc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a.5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.
2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the period specified without exception.

Metropolitan Capital Investment Banc, Inc.

I, Frank Novel, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: President and Chief Compliance Officer
Dated: